DATED February 18, 2026

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-270934

CATERPILLAR FINANCIAL SERVICES CORPORATION

MEDIUM-TERM NOTES, SERIES K, 3.750% NOTES DUE 2029

Subject	Final Pricing Details
Issuer:	Caterpillar Financial Services Corporation
Title of Securities:	Medium-Term Notes, Series K, 3.750% Notes Due 2029
Format:	SEC Registered-Registration Statement Number 333-270934
Trade Date:	February 18, 2026
Settlement Date (Original Issue Date):	February 24, 2026, which is the fourth business day following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Medium-Term Notes on any date prior to one business day before delivery will be required, because the Medium-Term Notes will not initially settle in T+1, to specify an alternative settlement date at the time of such trade to prevent a failed settlement and should consult their own advisors.
Maturity Date:	February 23, 2029
Principal Amount:	$950,000,000
Price to Public (Issue Price):	99.868%
Dealers’ Commission:	0.225% (22.5 basis points)
All-in-price:	99.643%
Pricing Benchmark:	UST 3.500% Notes due February 15, 2029
UST Spot (Yield):	3.497%
Spread to Benchmark:	+30.0 basis points (0.300%)
Yield to Maturity:	3.797%
Net Proceeds to Issuer:	$946,608,500
Coupon:	3.750%
Interest Payment Dates:	Interest will be paid semi-annually on the 23rd of February and August of each year, commencing August 23, 2026 and ending on the Maturity Date
Redemption:	The notes may be redeemed at the option of Caterpillar Financial Services Corporation prior to the stated maturity date. See “Other Terms—Optional Redemption” below.
Day Count Convention:	30/360
Denominations:	Minimum denominations of $1,000 with increments of $1,000 thereafter

Joint Lead Managers & Bookrunners:	Barclays Capital Inc. (23.32%)
J.P. Morgan Securities LLC (23.32%)
SG Americas Securities, LLC (23.32%)
Co-Managers:	Academy Securities, Inc. (2.33%)
BNP Paribas Securities Corp. (2.33%)
HSBC Securities (USA) Inc. (2.33%)
ING Financial Markets LLC (2.33%)
Lloyds Securities Inc. (2.33%)
TD Securities (USA) LLC (2.33%)
U.S. Bancorp Investments, Inc. (2.33%)
Commerz Markets LLC (1.81%)
Scotia Capital (USA) Inc. (1.55%)
SMBC Nikko Securities America, Inc. (1.55%)
Standard Chartered Bank (1.55%)
Wells Fargo Securities, LLC (1.55%)
ANZ Securities, Inc. (0.78%)
BBVA Securities Inc. (0.78%)
ICBC Standard Bank Plc (0.78%)
Mischler Financial Group, Inc. (0.78%)
Santander US Capital Markets LLC (0.78%)
Siebert Williams Shank & Co., LLC (0.78%)
Itau BBA USA Securities, Inc. (0.52%)
Westpac Capital Markets LLC (0.52%)
Billing and Delivery Agent:	Barclays Capital Inc.
CUSIP:	14913UBJ8
Other Terms:

Optional Redemption

We may redeem the notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below) plus 5.0 basis points, less (b) interest accrued to the redemption date; and

(2) 100% of the principal amount of the notes to be redeemed;

plus, in either case, accrued and unpaid interest thereon to the redemption date.

“Business Day” means any calendar day that is not a Saturday, Sunday or legal holiday in New York, New York and on which commercial banks are open for business in New York, New York.

“Treasury Rate” means, with respect to any redemption date, the yield determined by us in accordance with the following two paragraphs.

The Treasury Rate shall be determined by us after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third Business Day preceding the redemption date based upon the yield or yields for the most recent day that appears or appear, as applicable, after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily) - H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities–Treasury constant maturities–Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, we shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the maturity date of the notes (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields – one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life – and shall interpolate to the maturity date of the notes on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.

If on the third Business Day preceding the redemption date H.15 TCM or any successor designation or publication is no longer published, we shall calculate the Treasury Rate based on the rate per annum equal to the semi-annual equivalent yield to maturity at 11:00 a.m., New York City time, on the second Business Day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the maturity date of the notes, as applicable. If there is no United States Treasury security maturing on the maturity date of the notes but there are two or more United States Treasury securities with a maturity date equally distant from the maturity date of the notes, one with a maturity date preceding the maturity date of the notes and one with a maturity date following the maturity date of the notes, we shall select the United States Treasury security with a maturity date preceding the maturity date of the notes. If there are two or more United States Treasury securities maturing on the maturity date of the notes or two or more United States Treasury securities meeting the criteria of the preceding sentence, we shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.

Our actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.

Notice of any redemption will be mailed or electronically delivered (or otherwise transmitted in accordance with the depositary’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of notes to be redeemed.

In the case of a partial redemption, selection of the notes for redemption will be made pro rata, by lot or by such other method as the trustee in its sole discretion deems appropriate and fair. No notes of a principal amount of $1,000 or less will be redeemed in part. If any note is to be redeemed in part only, the notice of redemption that relates to the note will state the portion of the principal amount of the note to be redeemed. A new note in a principal amount equal to the unredeemed portion of the note will be issued in the name of the holder of the note upon surrender for cancellation of the original note. For so long as the notes are held by the Depository Trust Company (or another depositary), the redemption of the notes shall be done in accordance with the policies and procedures of the depositary.

Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the notes or portions thereof called for redemption.

No PRIIPs KID - No EU PRIIPs key information document (KID) or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.
This term sheet supplements the prospectus supplement dated March 29, 2023 and the related prospectus dated March 29, 2023; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, J.P. Morgan Securities LLC collect at 1-212-834-4533 or SG Americas Securities, LLC toll free at 1-855-881-2108.